RADICA GAMES LIMITED
                          REPORTS THIRD QUARTER RESULTS

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
NOVEMBER 17, 2003                                    PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ: RADA) announced today its results for the third quarter ended September 30, 2003. The Company reported net income for the quarter of $6.6 million or $0.34 per diluted share compared to $9.4 million or $0.51 per diluted share in the third quarter of 2002. Net profit for the nine-month period ended September 30, 2003 was $5.2 million or $0.28 per diluted share compared to $8.8 million or $0.48 per diluted share for the same period in 2002.

Pat Feely, Radica's President and CEO said, "Toward the end of the third quarter, we saw a distinct trend among our largest customers to defer or slow down the intake of inventory for the coming holiday season. However, during the last three weeks we have seen much more aggressive buying by these customers. While we are encouraged by the recent trend it must be recognized that there are less than 6 weeks remaining before Christmas and it is uncertain how long retailers will continue to chase consumer demand or what year-end figures will result for Radica from this last minute buying surge."

"2003 has been quite challenging due to the conservative buying at retail all year and particularly due to having to compare our numbers to the unusual benefits we received in 2002 from the ODM manufacture of eKara and non-operating currency gains. We look forward to a much more positive situation in 2004 particularly from the opportunities we see from our new product introductions scheduled for next year. We plan to significantly increase the number of new products to be launched next year as part of a more aggressive product development program that includes a new category of products that will be announced publicly during Toy Fair in February. Additionally, we are pleased to report that customers have responded positively to our spring introductions for 2004 by increasing listings for their spring sets. Product listings at the three chains, Wal-Mart, Target and Kmart, have increased in total by 35% for next spring in response to our expanded offerings of new products," said Feely.

As previously announced, the discontinuation of production of eKara for Takara resulted in an $8.3 million reduction in low margin Manufacturing Services sales for the Company in Q3 and was the primary factor in the decrease in sales for the quarter to $37.7 million as compared to $47.3 million in Q3 2002, a drop of $9.7 million or 20.4%. Year to date sales were $70.6 million compared to $85.3 million in 2002, a decrease of 17.2%; however, excluding Manufacturing Services the sales decrease was only 1.9%. As a result of the discontinuation of eKara production, Manufacturing Services sales decreased by 63.6% for the quarter and 54.1% on a year to date basis. Electronic Games sales decreased by 4.0% for the quarter due to deferred shipments by retail customers but increased 0.5% year-to-date. Youth Electronics sales decreased by 15.2% for the quarter and 9.3% year to date for similar reasons. Video Game Accessories ("VGA") grew by 23.0% for the quarter due to the recent launch of the three new Gamester products including the GBA Game Changer, the GBA Jukebox and the Xbox FPS Master; but, were down by 3.6% year to date due to the lack of new platform launches and related pipeline fill that had occurred during the first six months of 2002 in Europe. The following table shows the detailed revenue comparisons for the quarter and the year:

                                Three months ended         Nine months ended
                                    September 30,             September 30,
                                --------------------      --------------------
     Product Line Revenues        2003         2002         2003        2002
     ---------------------      -------      -------      -------      -------
     (US$ in thousands)

     Electronic Games            23,511       24,480       40,105       39,917
     Youth Electronics            5,925        6,986        9,799       10,799
     VGA                          3,479        2,828        9,250        9,592
                                -------      -------      -------      -------
                                 32,915       34,294       59,154       60,308

     Manufacturing Services       4,740       13,011       11,490       25,007

                                -------      -------      -------      -------
     Total                      $37,655      $47,305      $70,644      $85,315
                                =======      =======      =======      =======

Gross profit margin for Q3 2003 was 38.8% as compared to 38.6% in Q3 2002 and 37.5% for the year to date compared to 36.2% for the comparable period in 2002. Improved mix toward Radica branded products was largely offset by increased sales of closeouts of VGA and other products as well as related inventory provisions.

Operating expenses for the quarter were $7.9 million as compared to $8.9 million in Q3 2002. The decrease in expenditure was as a result of reduction in variable expenses partially offset by a charge of $119,000 relating to the disposal of a property.

At September 30, 2003 the Company had $31.7 million of cash and investment securities, and net assets of $80.8 million as compared to $32.7 million and $74.6 million, respectively at December 31, 2002 and $22.0 million and $71.6 million respectively as of September 30, 2002. Total debt fell to zero at September 30, 2003 compared to $2.7 million at December 31, 2002 and $3.6 million at September 30, 2002. Inventories increased to $21.6 million from $20.4 million at December 31, 2002, but were lower than September 2002 inventories by $4.6 million. Receivables stood at $20.1 million at September 30, 2003 as compared to $15.1 million at December 31, 2002 and $22.4 million on September 30, 2002.

          The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, girls' lifestyle products, high-tech toys and video game accessories. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.



                                    -- END --

                              RADICA GAMES LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                Three months ended September 30,     Nine months ended September 30,
(US Dollars in thousands,                       --------------------------------     -------------------------------
 except per share data)                              2003              2002*              2003             2002*
                                                 ------------      ------------      ------------      ------------
                                                  (unaudited)       (unaudited)        (unaudited)       (unaudited)
Revenues:
Net sales                                        $     37,655      $     47,305      $     70,644      $     85,315
Cost of goods sold (exclusive of items
shown separately below)                               (23,057)          (29,028)          (44,145)          (54,428)
                                                 ------------      ------------      ------------      ------------
Gross profit                                           14,598            18,277            26,499            30,887
                                                 ------------      ------------      ------------      ------------

Operating expenses:
Selling, general and administrative expenses           (6,452)           (7,151)          (17,082)          (17,401)
Research and development                                 (985)           (1,067)           (2,820)           (3,053)
Depreciation and amortization                            (460)             (714)           (1,576)           (2,150)
Restructuring charge                                     --                --                 (87)             --
                                                 ------------      ------------      ------------      ------------
Total operating expenses                               (7,897)           (8,932)          (21,565)          (22,604)
                                                 ------------      ------------      ------------      ------------

Operating income                                        6,701             9,345             4,934             8,283

Net interest and other income                             120               119               389               190

Foreign currency gain, net                                 76               374               236             1,098
                                                 ------------      ------------      ------------      ------------

Income before income taxes                              6,897             9,838             5,559             9,571

Provision for income taxes                               (272)             (459)             (327)             (805)
                                                 ------------      ------------      ------------      ------------

Net income                                              6,625             9,379             5,232             8,766
                                                 ============      ============      ============      ============

Net income per share:

Basic                                            $       0.37      $       0.53      $       0.29      $       0.50
                                                 ============      ============      ============      ============

Diluted                                          $       0.34      $       0.51      $       0.28      $       0.48
                                                 ============      ============      ============      ============

Weighted average number of common
and common equivalent shares:

Basic                                              18,085,226        17,740,167        17,964,728        17,708,692
                                                 ============      ============      ============      ============

Diluted                                            19,263,343        18,301,965        19,004,858        18,308,820
                                                 ============      ============      ============      ============

*  Reclassified to conform with 2003 presentation.

                              RADICA GAMES LIMITED
                           CONSOLIDATED BALANCE SHEETS

(US Dollars in thousands, except share data)                     September 30,        December 31,
                                                               -----------------   -----------------
                                                                     2003                2002
                                                               -----------------   -----------------
                                                                  (unaudited)
                                     ASSETS
Current assets:
Cash and cash equivalents                                              $ 11,866            $ 32,692
Investment securities                                                    19,823                   -
Accounts receivable, net of allowances for doubtful accounts
  of $153 ($315 as at December 31, 2002)                                 20,067              15,139
Inventories                                                              21,559              20,385
Prepaid expenses and other current assets                                 3,750               2,570
Income taxes receivable                                                     931                 931
                                                               -----------------   -----------------

     Total current assets                                                77,996              71,717
                                                               -----------------   -----------------

Property, plant and equipment, net                                       12,224              14,034
                                                               -----------------   -----------------

Intangible assets                                                         9,551               9,551
                                                               -----------------   -----------------

  Total assets                                                         $ 99,771            $ 95,302
                                                               =================   =================

                        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short term borrowings                                                  $      -            $    846
Accounts payable                                                         12,311               9,014
Current portion of long-term debt                                             -               1,825
Accrued payroll and employee benefits                                     1,238               2,753
Accrued expenses                                                          5,045               5,840
Income taxes payable                                                        263                 309
Deferred income taxes                                                        79                  79
                                                               -----------------   -----------------

     Total current liabilities                                           18,936              20,666
                                                               -----------------   -----------------

     Total liabilities                                                   18,936              20,666
                                                               -----------------   -----------------

Shareholders' equity:
Common stock
  par value $0.01 each, 100,000,000 shares authorized,
  18,146,063 shares outstanding (17,796,131 as                              181                 178
  at December 31, 2002)
Additional paid-in capital                                                3,296               2,320
Retained earnings                                                        78,178              72,946
Accumulated other comprehensive loss                                       (820)               (808)
                                                               -----------------   -----------------

     Total shareholders' equity                                          80,835              74,636
                                                               -----------------   -----------------

     Total liabilities and shareholders' equity                        $ 99,771            $ 95,302
                                                               =================   =================